[Mobility Electronics, Inc.]

January 5, 2006
Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mobility Electronics, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 11, 2005 (“Form 10-K”) File No. 000-30907
Dear Ms. Collins:
     On behalf of Mobility Electronics, Inc. (the “Company”), and pursuant to our phone conversation with April Coleman on December 20, 2005, we are providing the following supplemental information in response to Comment 2(f) contained in the Staff’s letter (the “Comment Letter”) dated October 19, 2005, regarding the Company’s above-identified Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2004
Note 6 Goodwill, page 51
2.	We have reviewed your response to our Prior Comment No. 4, regarding the allocation period for the iGo acquisition and have the following additional comments:
(f)	Also, tell us how your accounting for this contingency and respective insurance recovery follows the guidance in SFAS No. 5 and FIN 39. In this regard, your disclosure on page 61 indicates that you are pursuing coverage under iGo’s directors’ and officers’ liability insurance policy regarding potential indemnification claims; however, if coverage is not received, you may be responsible for costs and expenses associated with this matter. Tell us how you have evaluated this liability and the related insurance recovery with reference to the respective authoritative literature.

Kathleen Collins
January 5, 2006

Response: Regarding loss contingencies, Paragraph 8 of FASB Statement No. 5, Accounting for Contingencies (SFAS No. 5), states “An estimated loss from a loss contingency shall be accrued by a charge to income if BOTH of the following conditions are met: a) Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss. b) The amount of loss can be reasonably estimated.” Further, Paragraph 9 of SFAS No. 5 states, “If no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met, or if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.” In regards to gain contingencies, paragraph 17 of SFAS No. 5 states, “a) Contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. b) Adequate disclosure shall be made of contingencies that might result in gains, but care shall be exercised to avoid misleading implications as to the likelihood of realization.”
FASB Interpretation No. 39, Offsetting Of Amounts Related To Certain Contracts (FIN No. 39) states, “Opinion 10, paragraph 7, states that “it is a general principle of accounting that the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists.””
The Company supplementally advises the Staff that it considered potential indemnification claims of the former officers of iGo Corporation subject to SEC investigation to be a preacquisition loss contingency. The Company considered the provisions of SFAS No. 5 in its accounting for this loss contingency and determined that this contingency was not BOTH probable and estimable, and therefore, the Company has not recorded a contingent liability in its financial statements in connection with this loss contingency. Furthermore, the Company determined that there is a reasonable possibility that a loss may occur and has accordingly made this disclosure in the notes to the consolidated financial statements. The Company supplementally advises the staff that it will expand this disclosure in future filings to either indicate an estimate of the possible loss or range of loss or state that such an estimate cannot be made.
The Company considers any potential recovery from its insurance carrier of fees and expenses incurred in connection with this SEC investigation and potential indemnification claims to be a gain contingency as defined in SFAS No. 5. Accordingly, the Company has not recorded any potential gain in its financial statements, but has

Kathleen Collins
January 5, 2006

disclosed this contingency that might result in a gain in the notes to the consolidated financial statements.
The Company does not consider the loss contingency of potential indemnification of the former officers of iGo and the gain contingency of potential recovery from its insurance carrier to fall under the provisions of FIN No. 39 since the Company has not recorded an asset or a liability in its financial statements for either contingency in accordance with SFAS No. 5. Accordingly, the Company has not offset assets and liabilities in connection with these contingencies.
Furthermore, in connection with its restatement of previously issued financial statements for the three-month periods ended March 31, 2005 and June 30, 2005, the six-month period ended June 30, 2005, the years ended December 31, 2004 and 2003, and, except for the first quarter of 2003, each of the quarters in 2003 and 2004, the Company has accounted for legal costs and fees incurred in connection with the SEC investigation and pursuit of claims against its insurance carrier as general and administrative expense in the periods incurred.
     Please contact me at (480) 477-3636 to discuss any questions you may have.

Sincerely, MOBILITY ELECTRONICS, INC.
/s/ Joan W. Brubacher

Joan W. Brubacher
Executive Vice President & CFO

cc:	April Coleman, Staff Accountant Lisa Mitrovich, Assistant Chief Accountant Brian Roberts, General Counsel, Mobility Electronics, Inc. Richard F. Dahlson, Jackson Walker, LLP